Prospectus                                                   Rule 424(b)(3)
Dated July 6, 2001                                           Reg. No. 333-63776



                             Up to 4,070,633 Shares

                            U.S. HOME SYSTEMS, INC.

                                  Common Stock


   Our common stock is traded on the Nasdaq SmallCap Market under the symbol "USHS." On July 6, 2001, the closing price of our common stock was $3.55.

   These shares of common stock are being sold by the stockholders listed under the heading "Selling Stockholders." The Selling Stockholders may offer and sell up to 4,070,633 shares of our common stock under this prospectus. The Selling Stockholders acquired these shares as a result of the merger of U.S. Remodelers, Inc. with and into a wholly-owned subsidiary of U.S. Home Systems, Inc. The Selling Stockholders may offer and sell the common stock from time to time in one or more transactions, including block transactions, on the Nasdaq SmallCap Market system, or such other markets or exchanges on which the common stock is from time to time eligible for trading or quoting, at prevailing market prices or at privately negotiated prices. See "Selling Stockholders" beginning on page 9 for additional information regarding the shares that may be offered under this prospectus. We will not receive any of the proceeds from the sales of the shares by the Selling Stockholders.

   Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

                                 ______________

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                _______________

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----

PROSPECTUS SUMMARY..................................................    3

RISK FACTORS........................................................    5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...................    8

USE OF PROCEEDS.....................................................    9

SELLING STOCKHOLDERS................................................    9

PLAN OF DISTRIBUTION................................................   12

DESCRIPTION OF CAPITAL STOCK........................................   14

LEGAL OPINIONS......................................................   16

EXPERTS.............................................................   16

INDEMNIFICATION.....................................................   16

WHERE YOU CAN FIND MORE INFORMATION.................................   16

                              PROSPECTUS SUMMARY

Our Business

     U.S. Home Systems, Inc. is engaged, through direct consumer marketing, in the manufacture, design, sale and installation of custom quality specialty home improvement products. Our current product lines include kitchen cabinet refacing and countertop products utilized in kitchen remodeling, bathroom refacing and related products utilized in bathroom remodeling, and vinyl replacement windows. We presently operate, primarily through our wholly-owned subsidiary, U.S. Remodelers, Inc., sales and installation centers in 13 major metropolitan areas in the United States. We manufacture our own cabinet refacing, custom countertops and bathroom cabinetry products in our Virginia-based manufacturing facility.

     Kitchen cabinet refacing is a remodeling technique in which existing cabinetry framework is retained but all exposed surfaces are changed. Under our cabinet refacing system, doors, drawers, drawer fronts and drawer boxes are replaced, and all exposed cabinet surfaces are covered with matching laminate. We also provide our customers with laminate and solid surface countertops, matching valances, molding, replacement sinks, faucets, cabinet drawer boxes, add-on or replacement cabinets, space organizers, lazy susans and slide-out shelving. Our bathroom remodeling products include acrylic tub liners and wall surrounds, vanity cabinetry refacing and replacement vanity cabinets, bowls, faucets, commodes and shower doors. We purchase vinyl replacement windows and bathroom shower doors, acrylic tub liners and wall surround products from unaffiliated suppliers for resale to our customers.

     We conduct a substantial portion of our direct consumer marketing under the names CENTURY 21(SM) Cabinet Refacing and CENTURY 21(SM) Home Improvements pursuant to a license agreement with TM Acquisition Corp. and HFS Licensing Inc. subject to a master license agreement between Century 21 Real Estate Corporation, TM Acquisition and HFS Licensing. The license agreement with TM Acquisition and HFS Licensing terminates in 2007. This agreement gives us the right to market, sell and install certain home improvement products in specific geographical territories under the "CENTURY 21(SM) Cabinet Refacing" and "CENTURY 21(SM) Home Improvements" brand names. The license agreement provides for the payment of license fees to the licensor based upon a percentage of related contract revenues. We also conduct our business under the name "Facelifters(TM)" in certain territories.

Our Growth Strategy

     Our objective is to become an industry leader as a specialty-product home improvement business. We plan to accomplish this objective through a combination of acquisitions and organic growth, deeper market penetration through expansion of our product offering, increasing our channels of distribution, and providing our customers with financing for their home improvement projects. Our strategy includes:

     Strategic Acquisitions

     We believe that the remodeling industry is highly fragmented. The industry is characterized by a proliferation of small local competitors, a need for growth capital, and a potential for large economies of scale. Our management believes that a substantial opportunity exists to acquire related and complimentary businesses, using a combination of cash, debt and securities as consideration. We believe that a significant portion of our growth will come from acquisitions. Acceptable acquisition candidates are expected to provide us with:

     .    entry into markets not currently served by us;

     .    additional products and services that can be offered to consumers;

     .    additional distribution channels for our products and services;

     .    increased customer lead generation capabilities; and

     .    synergies of manufacturing, marketing and sales.

     We intend that the owners of each acquired business will have tactical responsibility for day-to-day business unit operations and will participate in a performance-based compensation plan that will reward exceptional performance.
We plan to leverage our marketing and sales expertise, as well as our manufacturing, warehousing, installation, distribution and financing infrastructure to maximize cost savings and the integration of acquisitions.
Our management will employ "best practices" and will upgrade our information systems to maximize information sharing and elimination of redundant operations. We also intend to leverage our acquisitions by utilizing our purchasing power and size to gain volume discounts on materials, advertising, printing costs, telecommunications and other operations-related expenses.

     Expansion into New Geographic Markets

     Our growth plans include expansion into a majority of the top 40 geographic markets, including 10 new geographic markets over the next 24-36 months. Our entry into new geographic markets will come from a combination of strategic acquisitions as well as internal growth. The decision to enter into a particular market will be based upon:

     .    the size of the target market;

     .    the demographic make-up within the target market;

     .    existing competition; and

     .    the availability of sales personnel and contractors.

     Broaden Our Product Offerings - Deeper Market Penetration

     We currently offer an array of professionally installed home improvements products under our brand name as well as under the Century 21(SM) Home Improvement and Century 21(SM) Cabinet Refacing brands. We intend to broaden our product offering to include additional home improvement products and related home services primarily through our acquisition strategy. Additional products will provide U.S. Home the opportunity to make multiple sales to the same customer and thereby increase our "share of the customer", as well as increase our market share.

     Full-Service Home Remodeling Company

     We currently provide our customers with a full range of services, including in-home design, professional installation, access to third party financing and post-sale service. Our management believes a significant market opportunity exists in the specialty home improvement business for a one-stop, full-service remodeling company. The market is primarily served by small home improvement contractors who typically do not offer in-home design or access to financing, or large home center retailers, including Sears, Home Depot and Lowes, some of which offer similar products and services directly to consumers or through licensees, or recommend other contractors to complete installations. We believe that our emphasis on providing consumers with a full-service remodeling company distinguishes us from our principal competitors. Our management believes that the value-added services that we can provide to consumers results in higher selling efficiencies and greater customer satisfaction. We plan to target middle-market customers who will spend between $5,000 and $20,000 on their remodeling project.

     Customer Financing

     We plan to acquire, or enter into an arrangement with, a financing company that will provide our customers with an easy and affordable financing facility, as well as provide us with a substantial ongoing revenue stream in the form of fees or interest income throughout the life of the customer's loan. Approximately 65% of our customers finance their home improvement projects through third party financing sources, generating substantial interest income and loan origination revenues for the financing companies. We plan to extend this service to customer's of third-party contractors in which case we would earn ongoing revenues from these sources in the form of fees or interest income throughout the life of the customer's loan.

     Internet Strategy

     We plan to update our Internet site which will:

     .    permit customers to do preliminary in-home design;

     .    afford customers the opportunity to obtain credit pre-approval;

     .    generate customer leads for our sales force;

     .    post a dynamic listing of employment opportunities; and

     . create a general information site for our customers, vendors and stockholders.

     Our principal offices are located at 750 State Highway 121 Bypass, Suite 170, Lewisville, Texas 75067, and our telephone number is (214) 488-6300. As used herein, the terms "Company" and "U.S. Home" includes U.S. Home Systems, Inc. and its subsidiaries.

                                 RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. We believe the following risks represent the known, material risks facing our company, in addition to the risks which typically face any company in our industry. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose a part or all of your investment.

Risks Related to Our Business

     We are Dependent on a License Agreement with Others; If It is Cancelled, Our Business May Be Adversely Affected

     We primarily market our products directly to consumers under a license agreement with TM Acquisition and HFS Licensing subject to the master license agreement between Century 21 Real Estate Corporation and each of TM Acquisition and HFS Licensing. This license agreement terminates in 2007 and gives us the right to market, sell and install certain products in specific territories under the "CENTURY 21(SM) Home Improvements" and "CENTURY 21 Cabinet Refacing" brand names. If the license agreement is terminated or not renewed, we believe that the products could be independently marketed by U.S. Home, however the cancellation of the license agreement could have an adverse effect on our business, including our financial condition and results of operations.

     We Depend on the Availability of Financing for Our Customers; The Inability of Our Customers to Obtain Financing Would Have a Material Adverse Effect on Our Revenues and Results of Operations

     We have an agreement with a financial institution which makes financing available to our customers. Approximately 65% of our customers finance their home improvement projects. We can give you no assurance that we can continually offer customer financing under the financing agreement or provide a suitable replacement program with similar terms. Deterioration of consumer credit markets generally result in a tightening of the availability of consumer credit and the ability of customers to obtain financing. The inability of our customers to obtain financing or for us to provide comparable customer financing would have a material adverse effect on our business, results of operations and financial condition.

     Acquisitions Could Result in Dilution, Operating Difficulties and Other Adverse Consequences

     If appropriate opportunities present themselves, we intend to acquire complementary or strategic businesses, services or products. The process of integrating an acquired business, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company may also require significant management resources that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized or may depend on the continued service of acquired personnel who could choose to leave. We are currently pursuing several acquisition opportunities. We have no commitments or agreements for any material acquisitions at this time. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or other items, any of which could adversely affect our business.

     We May Need Additional Capital in the Future to Support Our Growth, and Such Additional Financing May Not Be Available to Us

     Although we believe that our available funds will provide adequate liquidity to fund our existing operations and meet our other cash requirements for at least the next twelve months, we anticipate that we will need additional capital to fund our growth strategy, including acquisitions. There is no assurance that additional financing will be available, or if available, that such financing will be on favorable terms. If we are unable to secure additional financing, if needed, it could impair our ability to achieve our growth strategy. We may seek to raise additional funds through public or private debt or equity financings in order to:

     . take advantage of favorable business opportunities, including acquisitions of complementary businesses;

     .    enter new geographic markets

     .    develop new product and service offerings; and

     .    respond to competitive pressures.

     We cannot assure you that any additional financing we may need will be available on terms favorable to us, or at all.

     We May Experience Difficulties Meeting Our Sales and Installation Staffing Needs

     To fulfill our growth expectations, we must recruit, hire, train and retain qualified sales and installation personnel. Historically, during periods of strong economic growth and low unemployment, we experience greater difficulty in fulfilling our staffing needs. In particular, when new construction and remodeling are on the rise, recruiting of independent contractors to perform our installations becomes more difficult. Our inability to fulfill our staffing needs could have a material adverse effect on our ability to meet our growth expectations.

     Failure to Attract and Retain Experienced Senior Management Could Impair Our Ability to Grow Our Business

     Our success will depend to a large degree on our ability to retain the services of our existing management and to attract and retain qualified management personnel as necessary in the future. To provide for continuity of management, we have entered into employment agreements with key management personnel. With respect to acquisitions we may make, we intend that the owners of each acquired business will have tactical responsibility for the day-to-day business unit operations. We will need to retain these business unit managers, or attract qualified management to replace them should they decide to leave. The loss of the services of any key management personnel or the inability to recruit and retain qualified personnel in the future could have a material adverse effect on our business and results of operations.

     We May Experience Greater Competition from Large Home Center Retailers Which Could Result in Decreased Demand for Our Products and Services

     We operate in a highly fragmented industry. We believe we are one of the largest enterprises engaged in the direct marketing and in-home sales and installation of specialty home improvement products. We compete with numerous contractors in each of the territories in which we operate, including large home center retailers such as Sears, Sams Warehouse Club, Home Depot and Lowes. As we implement our business strategy, we anticipate that we will compete to a greater degree with large "home center" retailers who have greater capital resources. Increased competition could result in pricing pressures, fewer customer orders, reduced gross margins and loss of market share.

     Our Business May Be Affected by the Highly Regulated Environment in Which We Operate

     Our operations are subject to a Federal Trade Commission rule which provides for a "cooling off" period for in-home sales. This rule requires an in-home seller to inform the buyer of his right to cancel the transaction at any time prior to midnight of the third business day after the date of the sales transaction. Many states have supplemented this rule by extending the time period in which the buyer may cancel. Generally, our activities and the activities of our direct sellers and contractors are subject to various federal and state laws and regulations and municipal ordinances relating to, among other things, in-home sales, consumer financing, advertising, the licensing of home improvement contractors, and zoning regulations. Violations of any regulations could result in suspension or revocation of our license to do business in a state or monetary fines, which could adversely affect our operations. We could incur significant legal and other expenses if we are charged with non-compliance or violation of any such regulations or ordinances.

     Certain Anti-Takeover Provisions and Equity Ownership by Management Could Preclude an Acquisition

     Our certificate of incorporation and bylaws contain provisions that may have the effect of discouraging certain transactions involving an actual or threatened change of control of our company. In addition, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the preferences, rights and limitations of any such series without stockholder approval. The ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. We do not currently have any plans, arrangements, commitments or understandings to issue any additional shares of preferred stock. Although certain of our officers, directors and their affiliates are Selling Stockholders, until they sell their shares of common stock, our officers and directors will, in the aggregate, beneficially own 2,162,707 shares of common stock or approximately 44% of our outstanding common stock. These stockholders, if acting together, would be able to significantly influence all matters requiring approval by our stockholders, including the approval of mergers or other business combination transactions. See "Selling Stockholders" and "Description of Securities."

Risks Related to Our Common Stock Price

     Our Common Stock Price May Be Subject to Wide Fluctuation, Which Could Result in Substantial Losses for Investors

     Our common stock price could be subject to wide fluctuations in response to a number of factors, some of which are beyond our control, and these fluctuations could result in substantial losses for investors. Factors that could cause our stock price to fluctuate include:

     .    quarterly variations in operating results;

     .    availability of financing for our customers;

     .    increase in interest rates;

     . announcements by us or our competitors concerning new products, significant contracts, acquisitions or strategic relationships;

     . publicity about our company, our products and services, our strategic partners, our competitors, the kitchen remodeling industry, or home improvement industry in general;

     .    additions or departures of key management personnel;

     .    any future sales of our common stock or other securities; and

     . stock market price and volume fluctuations of publicly-traded companies in general and home improvement companies in particular.

     The Registration of 4,070,633 Shares of Our Common Stock Hereby, and Subsequent Sales of the Common Stock We Are Registering Could Adversely Affect Our Stock Price and Our Ability to Raise Funds in New Equity Offerings

     We are registering 4,070,633 shares, or approximately 83%, of our outstanding common stock pursuant to the registration statement of which this prospectus is a part. Although 404,564 shares of the common stock we are registering cannot be immediately sold pursuant to lock-up restrictions, and there is a limitation on the number of shares which can be sold by certain Selling Stockholders during any 90 day period, the availability for sale, and future sales, of substantial amounts of our common stock by existing stockholders could adversely affect the prevailing market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, and the documents incorporated by reference into this prospectus, contain forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance and include, but are not limited to, statements concerning:

     . the anticipated benefits and risks of our key strategic alliances, business relationships and acquisitions;

     .    our ability to obtain new customers;

     .    our ability to provide financing for our customers;

     . the anticipated benefits and risks associated with our business strategy, including those relating to our acquisition strategy and our current and future product and service offerings;

     .    our future operating results and the future value of our common stock;

     . the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;

     .    potential government regulations; and

     . our future capital requirements and our ability to satisfy our capital needs.

     Furthermore, in some cases, you can identify forward-looking statements by terminology such as may, will, could, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by the Selling Stockholders of the shares of common stock covered by this prospectus.

                             SELLING STOCKHOLDERS

     This prospectus covers the resale of the common stock issued to the Selling Stockholders in the merger with U.S. Remodelers, Inc. completed on February 13, 2001. All of the Selling Stockholders, except for David Stetson, are former U.S. Remodelers stockholders.

Summary of Merger

     On February 13, 2001 U.S. Home Systems Inc., formerly known as U.S. Pawn, Inc. completed a merger of a newly created subsidiary with and into U.S. Remodelers, Inc. with U.S. Remodelers surviving as a wholly owned subsidiary of U.S. Home. The merger was subject to, among other conditions, the prior sale of
U.S. Pawn's pawnshop operations, which was completed on February 1, 2001.   In
connection with the merger, U.S. Pawn reincorporated in Delaware, changed its name to U.S. Home Systems, Inc., and effected a reverse split of its common stock on the basis of one share for each four shares outstanding. Subsequent to the merger, we succeeded to the business of U.S. Remodelers.

     Pursuant to the terms of the merger agreement with U.S. Remodelers, on February 13, 2001 we issued 4,045,633 shares (on a post-reverse-stock-split basis) of our common stock to the U.S. Remodelers stockholders in exchange for all the outstanding common stock of U.S. Remodelers. Additionally, we issued 25,000 shares of common stock to David L. Stetson as a banking fee for his services in connection with the merger. After the merger and the reverse stock split, we had 4,902,646 shares of common stock outstanding.

     Material Terms of the Escrow Agreement

     Pursuant to the merger, the U.S. Remodelers stockholders agreed to place in escrow with a third party, 10% of the shares of our common stock that they received in the merger as security for the payment of any indemnifiable claims which may arise with respect to U.S. Remodelers during the one-year period after the merger. The escrow agreement provides a limitation on the aggregate liability of the U.S. Remodelers stockholders for indemnifiable claims of 10% of the aggregate value of the 4,045,633 U.S. Home shares received by the U.S. Remodelers stockholders in the merger or $500,000, whichever is less. If there are no outstanding indemnifiable claims on February 13, 2002, the escrow agreement shall terminate and the escrowed shares will be released to the Selling Stockholders.

     Of the 4,070,633 shares of common stock being registered by the registration statement of which this prospectus is a part, 404,564 shares are subject to the provisions of the escrow agreement and can not be sold by the Selling Stockholders until the escrow agreement is terminated.

     Material Terms of the Registration Rights Agreement

     Pursuant to certain terms of the merger, we entered into a registrations rights agreement with the U.S. Remodelers stockholders and agreed to file a registration statement and a related prospectus with the SEC covering the resale of our common stock issued to them. We agreed to keep the registration statement effective until the earlier of the date that all of the common stock covered by the registration statement has been sold or the date that is two years after the effective date of the registration statement. We will extend the time that this prospectus is effective if during this two-year period we suspend the use of this prospectus.

     Subject to certain exceptions, we and the Selling Stockholders, except for David L. Stetson, agreed in the registration rights agreement that during the 90-day period after the effective date of the registration statement, each Selling Stockholder shall be allowed to sell up to 25% of the shares of common stock owned by such Selling Stockholder on the effective date of the registration statement. However, none of the 404,564 escrowed shares can be sold by the Selling Stockholders until the escrowed shares are released to the Selling Stockholders upon termination of the escrow agreement. The number of shares of common stock allowed to be sold by any Selling Stockholder during any 90-day period shall not be cumulative with any shares of common stock that could have been sold in any prior 90-day period. Except for the escrowed shares, the restriction on sales of common stock by the Selling Stockholders in this offering shall not apply to any Selling Stockholder who owns of record and beneficially 50,000 shares or less of our common stock. The limitation on sales of common stock shall terminate on February 13, 2003 or upon a change in control of our company, whichever shall first occur.

Selling Stockholder Table - Beneficial Ownership and Shares Offered for Sale

     The following table lists the names of the Selling Stockholders, the number of shares of common stock beneficially owned by each Selling Stockholder on July 6, 2001, and the number of shares which may be offered for sale by this prospectus. We entered into a Selling Stockholder Agreement with the Selling Stockholders on June 6, 2001 which restated the terms of the escrow agreement and registration rights agreement as well as providing for certain representations and warranties between us and the Selling Stockholders. Each Selling Stockholder provided to us the information regarding his share ownership. Because certain of the Selling Stockholders are subject to lock-up restrictions and limitations on the number of shares which can be sold during a 90-day period, and they may offer all, some or none of their common stock from time to time, we can not give a definitive estimate as to the number of shares that will be held by the Selling Stockholders after the offering. We prepared the following table based on the assumption that the Selling Stockholders will sell all of the shares of common stock covered by this prospectus. At July 6, 2001, we had 4,902,646 shares of common stock outstanding.

                                                                                                              Number of
                                                                       Number of                              Shares of
                                              Number of Shares         Shares of         Percentage of       Common Stock
                                              of Common Stock         Common Stock        Outstanding        Beneficially
                                               Registered for         Beneficially       Common Stock        Owned After
          Selling Stockholder                 Sale Hereby (1)          Owned (2)              (2)              Offering
----------------------------------------   -------------------    -------------------  ----------------   -----------------
About Face Limited                                640,300              640,300                13.1                 -0-
Murray H. Gross                                   640,300 (3)          640,300 (3)            13.1                 -0-
Peter T. Bulger (4)                               266,041              266,041                 5.4                 -0-
Gross Family Trust                                203,839              203,839                 4.2                 -0-
Steven L. Gross                                   203,839 (5)          203,839 (5)             4.2                 -0-
Robert A. DeFronzo (6)                             44,939               44,939                 *                   -0-
David A. Yoho Revocable Trust                     309,491              309,491                 6.3                 -0-
David A. Yoho                                     309,491 (7)          309,491 (7)             6.3                 -0-
Ronald I. Wagner (8)                              698,097              698,097                14.2                 -0-
Garden State Exterior Remodeling, Inc.            103,164              103,164                 2.1                 -0-
David L. Moore                                    335,282 (9)          335,282 (9)             6.8                 -0-
Kiernan Family Trust (10)                         257,909              257,909                 5.3                 -0-
Gregory F. Kiernan                                232,118 (11)         232,118 (11)            4.7                 -0-
Mark Honigsfeld Revocable Living Trust            279,149              286,891                 5.8              7,742
Ali Honigsfeld Trust                               30,342               30,342                 *                   -0-
Avi Honigsfeld Trust                               30,342               30,342                 *                   -0-
Dahlia Honigsfeld Trust                            30,342               30,342                 *                   -0-
Evan Honigsfeld Trust                              30,342               30,342                 *                   -0-
Mark Honigsfeld                                   400,517 (12)         408,259 (12)            8.3              7,742
Marc Beresin                                       68,776               68,776                 1.4                 -0-
Gusti Gross-Blumenthal                            182,054              182,054                 3.7                 -0-
Joanne Feeney                                       6,878                6,878                 *                   -0-
Sidney Gluck                                       90,143               90,143                 1.8                 -0-
Malcolm Harris                                     77,130               77,130                 1.6                 -0-
Paul Kalisz                                         6,878                6,978                 *                  100
David Silverman                                     5,158                5,158                 *                   -0-
Lynne Tarnopol                                    206,327              206,327                 4.2                 -0-
Stephen Thompson                                    6,878                6,978                 *                  100
David Vargas                                        6,878                6,878                 *                   -0-
David Stetson(13)                                  25,000               27,500                 *                2,500

____________________
*Less than 1%
(1) Consists of the number of shares of common stock issued to the Selling Stockholders in connection with the merger with U.S. Remodelers, including the 25,000 shares issued to David Stetson as a banking fee. Also, includes the 404,564 escrowed shares which are subject to the escrow agreement.

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

     Ten percent of the number of shares registered for sale for the Selling Stockholders, except for David Stetson, are subject to the escrow agreement and may not be sold until the escrow agreement is terminated . The escrow agreement is scheduled to terminate on February 13, 2002 provided that there are no outstanding indemnifiable claims on February 13, 2002. Each Selling Stockholder who owns more than 50,000 shares shall be allowed to sell only 25% of the shares of common stock being registered during each 90 day period after the effective date of the registration statement of which this prospectus is a part. The limitation on sales of common stock shall terminate on February 13, 2003 or upon a change of control of our company. See "Selling Stockholders - Summary of Merger."
(2) Percentage ownership is based on 4,902,646 shares of our common stock outstanding as of July 6, 2001. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 6, 2001 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in this table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.
(3) Includes 640,300 shares of common stock held by About Face Limited, a family limited partnership in which Murray H. Gross, President, Chief Executive Officer and a director of U.S. Home, is a limited partner and the president of the general partner.
(4)  Mr. Bulger is a Vice President and Chief Operating Officer of U.S. Home.
(5) Includes 203,839 shares of common stock held by Gross Family Trust of which Steven L. Gross, Vice President of Marketing of U.S. Home, is the trustee. Steven L. Gross is the son of Murray H. Gross.
(6)  Mr. DeFronzo is the Secretary and Chief Financial Officer of U.S. Home.
(7) Includes 309,491 shares held by the David A. Yoho Revocable Trust of which Mr. Yoho, a director of U.S. Home, is the trustee.
(8)  Mr. Wagner is a director of U.S. Home.
(9) Includes 232,118 shares of common stock owned by Mr. Moore individually and 103,164 shares held by Garden State Exterior Remodeling, Inc., of which Mr. Moore is chairman of the board and chief executive officer.
(10) Gregory Kiernan is the grantor of this irrevocable trust. Mr. Kiernan is neither a trustee nor a beneficiary of the trust and disclaims any beneficial interest in the 257,909 shares of common stock. Vera Kiernan, the spouse of Gregory Kiernan, is the trustee of this trust.
(11) The 232,118 shares are owned by Mr. Kiernan individually and do not include any of the shares of common stock owned by the Kiernan Family Trust.
(12) Includes 279,149 shares of common stock held by the Mark Honigsfeld Living Trust and the 121,368 shares held by the trusts of Ali Honigsfeld, Avi Honigsfeld, Dahlia Honigsfeld and Evan Honigsfeld which are being registered for sale. Mr. Honigsfeld is the trustee of each of these trusts. Mr. Honigsfeld exercises voting and investment power over the U.S. Home common stock owned by the trusts.
(13) Mr. Stetson received 25,000 shares of common stock for his services rendered in connection with the merger. He is not a party to the escrow agreement and is not subject to any lockup agreements regarding the 25,000 shares of common stock. See "Selling Stockholders - Summary of Merger."

                             PLAN OF DISTRIBUTION

   This prospectus covers the resale of shares of common stock by the Selling Stockholders and their pledgees, donees, assignees and other successors in interest. The Selling Stockholders may sell their shares on the Nasdaq SmallCap Market, in the over-the-counter market or through any other facility on which the shares are traded, or in private transactions. These sales may be at market prices or at negotiated prices. The Selling Stockholders may use the following methods when selling shares:

     . ordinary brokerage transactions and transactions in which the broker or dealer solicits purchasers;

     . block trades in which the broker or dealer attempts to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

     .    privately negotiated transactions;

     .    any combination of these methods of sale; or

     .    any other legal method.

     The Selling Stockholders may engage in short sales of the common stock and deliver shares to close out their short positions. The Selling Stockholders may also enter into put or call options or other transactions with broker-dealers or others, which require delivery to those persons of shares covered by this prospectus.

     Brokers, dealers or other agents participating in the distribution of the shares of common stock may receive compensation in the form of discounts or commissions from the Selling Stockholders, as well as the purchaser if they act as agent for the purchaser. The discount or commission in a particular transaction could be more than the customary amount. We know of no existing arrangements between any Selling Stockholder and any underwriter, broker, dealer or agent relating to the sale or distribution of the shares.

     The Selling Stockholders and any brokers or dealers that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any discounts, commissions or other compensation received by these persons and any profit on the resale of the shares by them as principals might be deemed to be underwriters' compensation. The Selling Stockholders may agree to indemnify any broker, dealer or agent that participates in the sale of the shares against various liabilities, including liabilities under the Securities Act.

     At the time a particular offer of shares is made, to the extent required, we will file a supplement to this prospectus which identifies the number of shares being offered, the name of the Selling Stockholder, the name of any participating broker or dealer, the amount of discounts and commissions, and any other material information.

     The Selling Stockholders and any other person participating in a distribution will be subject to the applicable provisions of the Exchange Act and its rules and regulations. For example, the anti-manipulative provisions of Regulation M may limit the ability of the Selling Stockholders or others to engage in stabilizing and other market making activities.

     The Selling Stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, rather than pursuant to this prospectus, so long as they meet the criteria and conform to the requirements of the rule.

     We will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. We will pay the registration and other offering expenses related to this offering, but the Selling Stockholders will pay all underwriting discounts and brokerage commissions incurred in connection with the offering. Pursuant to the registration rights agreement and Selling Stockholder agreement, we have agreed to indemnify the Selling Stockholders, and the Selling Stockholders have agreed to indemnify us, against various liabilities, including liabilities under the Securities Act.

     In order to comply with some states' securities laws, if applicable, the shares will be sold in those states only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is satisfied.

                         DESCRIPTION OF CAPITAL STOCK

     As of July 6, 2001, there were 4,902,646 shares of common stock outstanding. We are authorized to issued 30,000,000 shares of common stock, $.001 par value, and 1,000,000 shares of preferred stock. $.001 par value. No shares of preferred stock are outstanding.

     The following summary description of our capital stock is not complete and is qualified in its entirety by our certificate of incorporation and bylaws that have been filed, or are incorporated by reference, as exhibits to the registration statement on Form S-3 of which this prospectus forms a part. This description is also qualified by the provisions of applicable Delaware law.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy" for a description of our policy of distribution of dividends. In the event of a liquidation, dissolution or winding up of U.S. Home, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

     Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of U.S. Home without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

Registration Rights

     Pursuant to the merger with U.S. Remodelers, we issued 4,045,633 shares of our common stock to the U.S. Remodelers stockholders in exchange for the outstanding shares of common stock of U.S. Remodelers. We agreed to file a registration statement covering the resale of the 4,045,633 shares issued to the U.S. Remodelers stockholders and to register the 25,000 shares of common stock issued to David L. Stetson for his services rendered in connection with the merger. We filed the registration statement of which this prospectus is a part because of our obligations under the merger. We agreed to keep the registration statement effective until the earlier of the date that the 4,070,633 shares of our common stock have been sold or until the date that is two years after the effective date of the registration statement. We will extend the time that this prospectus is effective if during this two-year period we suspend the use of this prospectus. Of the 4,045,633 shares issued to the U.S. Remodelers stockholders, 404,564 shares are subject to certain lock-up provisions as set forth in the escrow agreement between us, the U.S. Remodelers stockholders and an escrow agent. See "Selling Stockholders - Summary of Merger."

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

     Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for a third party to acquire U.S. Home and remove the incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of U.S. Home to first negotiate with our management. We believe that the benefits of increased protection of our management's ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure U.S. Home outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

     . the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares in employee stock plans in which the participants have no right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     . on or subsequent to such date the business combination is approved by the board of directors and authorized by 66/2/3/% vote at an annual or special meeting of stockholders.

     A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our certificate of incorporation permits the board of directors to issue preferred stock with voting or other rights without any stockholder action. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of U.S. Home. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of U.S. Home.

Dividend Policy

     We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the near future.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.

                                LEGAL OPINIONS

     Our special counsel, Jackson Walker L.L.P., Dallas, Texas, has issued a legal opinion regarding the legality of the shares of our common stock offered by this prospectus.

                                    EXPERTS

     Our financial statements included by reference in this prospectus as of and for the years ended December 31, 2000 and 1999, have been included in reliance on the reports of Ehrhardt Keefe Steiner & Hottman, PC independent certified public accountants, given on the authority of this firm as experts in accounting and auditing.

     The consolidated financial statements of U.S. Remodelers, Inc. appearing in U.S. Home Systems, Inc. Annual Report (Form 10-KSB) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                                INDEMNIFICATION

     As authorized by Section 145 of the General Corporation Law of the State of Delaware, or DGCL, provides that each of our directors and officers may be indemnified by U.S. Home against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact he is or was a director or officer of U.S. Home if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of U.S. Home, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to U.S. Home unless a court determines otherwise.

     Our Certificate of Incorporation provides that a director of U.S. Home shall not be personally liable to U.S. Home or its stockholders for monetary damages for breach of fiduciary duty as a director, except as limited by the DGCL. Our Bylaws provide for the indemnification of directors or officers of U.S. Home and employees and agents of U.S. Home under certain circumstances. We intend these provisions to provide indemnification for appropriate persons to the fullest extent permitted by law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, U.S. Home has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Selling Stockholders sell all the shares.

     .    Definitive Proxy Statement dated December 18, 2000;

     .    Annual Report on Form 10-KSB for the fiscal year ended December 31,
          2000;

     .    Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     .    Current Report on Form 8-K filed with the SEC on February 13, 2001;

     .    Current Report on Form 8-K filed with the SEC on May 3, 2001; and

     . Current Report on Form 8-K/A filed with the SEC on April 10, 2001 (which amended the Form 8-K filed February 13, 2001, including applicable financial statements).

     You can request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            U.S. Home Systems, Inc.
                            Attn:  Corporate Secretary
                            750 State Highway 121 Bypass, Suite 170
                            Lewisville, Texas 75067
                            (214) 488-6300

     You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The Selling Stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

     This prospectus is part of a registration statement on Form S-3 we filed with the SEC. More information about the shares sold by the Selling Stockholders is contained in that registration statement and the exhibits filed along with the registration statement. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts, which are incorporated by reference in this prospectus. You may read and copy the full registration statement and its exhibits at the SEC's public reference rooms or their web site.